Exhibit 99.4

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

SUPPLEMENTAL CIRCULAR TO

EXPLANATORY STATEMENT DATED 4 APRIL 2019 TO SHAREHOLDERS IN RELATION TO

PROPOSED RE-ELECTION OF DIRECTORS AT ANNUAL GENERAL MEETING

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This supplemental circular and supplemental notice should be read together with the explanatory statement issued by CNOOC Limited (the “Company”) dated 4 April 2019 and the notice convening the annual general meeting of the Company (the “Circular”) to be held on 23 May 2019 at 3:00

p.m.    at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong (the “AGM”). A revised form of proxy (the “Revised Proxy Form”) is also enclosed with this supplemental circular and supplemental notice for use at the AGM. The Revised Proxy Form is also published on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

The form of proxy despatched with the Circular is superseded by the Revised Proxy Form enclosed herewith. Whether or not you intend to attend the AGM, please complete the enclosed Revised Proxy Form in accordance with the instructions printed thereon and return it to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong as soon as possible, and in any event not less than 36 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be), if you do not intend to be present in person at the meeting. Completion and return of the Revised Proxy Form will not preclude shareholders from attending and voting at the AGM or any adjournment thereof if they so wish and, in such event, the relevant Revised Proxy Form shall be deemed to be revoked.

7 May 2019

LETTER FROM THE BOARD

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Executive Directors:

Yuan Guangyu

Xu Keqiang

Non-executive Directors:

Yang Hua (Chairman)

Wang Dongjin (Vice Chairman)

Independent Non-executive Directors:

Chiu Sung Hong
Lawrence J. Lau

Tse Hau Yin, Aloysius
Qiu Zhi Zhong

Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong

7 May 2019

To the Shareholders

Dear Sir or Madam,

SUPPLEMENTAL CIRCULAR TO

EXPLANATORY STATEMENT DATED 4 APRIL 2019 TO SHAREHOLDERS IN RELATION TO

PROPOSED RE-ELECTION OF DIRECTORS AT ANNUAL GENERAL MEETING

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

This supplemental circular should be read together with the explanatory statement issued by the Company to the Shareholders dated 4 April 2019 (the “Circular”) which contains, among others, information relating to the re-election of the retiring directors of the Company (the “Directors”) at the forthcoming annual general meeting of the Company to be on 23 May 2019 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong (the “AGM”).

LETTER FROM THE BOARD

The purpose of this supplemental circular is to provide you with further information relating to the re-election of the retiring Directors, and to give you a supplemental notice of AGM and the Revised Proxy Form (as defined below). Unless the context requires otherwise, capitalised terms used herein shall bear the same meanings as defined in the Circular.

PROPOSED RE-ELECTION OF DIRECTORS

Reference is made to the announcement of the Company dated 7 May 2019 (the “Announcement”) in relation to appointment and resignation of Directors and change of composition of board committee whereby Mr. Qiu Zhi Zhong (“Mr. Qiu”) has been appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019. Details of such appointment have been set out in the Announcement.

Pursuant to Article 101 of the Articles of Association of the Company (the “Articles”), the Directors shall have power, exercisable at any time and from time to time, to appoint any person as a Director, either to fill casual vacancy or as an addition to Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the shareholders in general meeting and any directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual general meeting. Accordingly, Mr. Qiu, who was appointed as an Independent Non-executive Director with effect from 7 May 2019, will hold office until the AGM and, being eligible, offer himself for re-election at the AGM in accordance with Article 101 of the Article. Mr. Qiu has been recommended by the Board and has offered himself for re-election.

In determining to propose Mr. Qiu to be re-elected as an Independent Non-executive Director of the Company, the Nomination Committee of the Company and the Board reviewed the independence confirmation pursuant to Rule 3.13 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) made by Mr. Qiu, and assessed his suitability to be re-elected at the AGM based on his reputation for integrity, knowledge, background and extensive experience in the banking and the financial industry, his commitment to the Company in respect of available time, and his international exposure by virtue of nearly thirty years’ experience in the international banking and financial institutions, having regard to the board diversity policy adopted by the Board. Both the Nomination Committee of the Company and the Board are satisfied that Mr. Qiu has the required character, integrity, experience and independence to continue fulfilling the role of Independent Non-executive Director. Further, given Mr. Qiu’s extensive knowledge, expertise and experience in the banking and financial industry, the Board considers the re-election of Mr. Qiu as an Independent Non-executive Director is in the best interest of the Company and the Shareholders as a whole and Mr. Qiu’s professional knowledge and experience contributes to the diversity of the Board.

Details of Mr. Qiu required to be disclosed under the Listing Rules are set out in Appendix I to this supplemental circular.

LETTER FROM THE BOARD

SUPPLEMENTAL NOTICE OF AGM AND THE REVISED PROXY FORM

The AGM will be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 23 May 2019 at 3:00 p.m. as originally scheduled. Since the notice of AGM (the “AGM Notice”) and the form of proxy (the “First Proxy Form”) sent together with the Circular do not contain the proposed resolution for the re-election of Mr. Qiu as set out in this supplemental circular, a supplemental notice of AGM is set out on pages 5 to 7 of this supplemental circular to include such proposed resolutions. The original ordinary resolutions numbered A6 to A7 set out in the AGM Notice sent to the Shareholders on 4 April 2019 will be amended to ordinary resolutions numbered A6 to A8 to include, among others, the additional resolution for re-election of Mr. Qiu. Save as disclosed in this supplemental circular and supplemental notice, all the proposed resolutions and notes contained in the AGM Notice will remain unchanged and the Circular and the AGM Notice will remain to have full force and effect.

As a result of the aforesaid proposed re-election of Mr. Qiu at the AGM subsequent to the despatch of the Circular and the accompanying First Proxy Form, a new form of proxy (the “Revised Proxy Form”) is prepared and is enclosed with this supplemental circular.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll, other than resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

Special arrangements about completion and submission of the Revised Proxy Form are set out below. Shareholders who have appointed or intend to appoint proxy/proxies to attend the AGM are requested to pay particular attention to the special arrangements set out below.

If a Shareholder wishes to appoint a proxy to attend and vote at the AGM on his/her/its behalf and if he/she/it has not yet returned the First Proxy Form with the Company’s registered office, he/she/it is required to complete, sign and return the Revised Proxy Form to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong not less than 36 hours prior to the time appointed for holding the AGM or any adjournment thereof (as the case may be) (the “Closing Time”). In this case, the First Proxy Form should not be submitted with the Company.

If a Shareholder wishes to appoint a proxy to attend and vote at the AGM on his/her/its behalf and if he/she/it has already returned the First Proxy Form with the Company’s registered office before the Closing Time, such shareholder should note that:

(i)	if no Revised Proxy Form is submitted with the Company’s registered office, the First Proxy Form, if correctly completed, will be treated as a valid proxy form submitted by the Shareholder. The proxy/proxies so appointed by the Shareholder shall be required to vote in such manner as he/she may be directed under the First Proxy Form, and in respect of the resolution for the proposed re-election of Mr. Qiu as an Independent Non-executive Director as set out in this supplemental circular the proxy/proxies will be entitled to vote at his/her discretion or to abstain from voting on such resolution;

LETTER FROM THE BOARD

(ii)	if the Revised Proxy Form is submitted with the Company’s registered office before the Closing Time, the Revised Proxy Form, if correctly completed, will be treated as a valid proxy form submitted by the Shareholder and will revoke and supersede the First Proxy Form previously submitted by such Shareholder; and

(iii)	if the Revised Proxy Form is submitted with the Company’s registered office after the Closing Time, or if submitted before the Closing Time but is incorrectly completed, the appointment of proxy under the Revised Proxy Form will be invalid. The First Proxy Form, if correctly completed, will be treated as a valid proxy form submitted by such Shareholder. The proxy/proxies so appointed by the Shareholder under the First Proxy Form will be entitled to vote in the manner as mentioned in (i) above as if no Revised Proxy Form had been submitted with the Company’s registered office. Accordingly, Shareholders are advised to complete the Revised Proxy Form carefully and submitted the Revised Proxy Form with the Company’s registered office before the Closing Time.

Completion and return of the First Proxy Form and/or the Revised Proxy Form will not preclude the Shareholders from attending and voting at the AGM or any adjourned meeting thereof if you so wish, but in such event the instrument appointing a proxy shall be deemed to be revoked. Shareholders who have appointed or intend to appoint proxy/proxies to attend at the AGM are requested to pay attention to the special arrangements set out above.

RECOMMENDATION

In addition to the recommendations contained in the Circular, upon the recommendation by the Company’s Nomination Committee, the Directors are of the opinion that the proposed re-election of Mr. Qiu as set out in this supplemental circular is in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of the relevant resolution to be proposed at the AGM.

Shareholders are advised to read this supplemental circular together with the Circular and the AGM Notice for information relating to the voting arrangement.

Yours faithfully, For and on behalf of the Board CNOOC Limited Yang Hua Chairman

APPENDIX I	SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of annual general meeting for 2018 (the “AGM”) of CNOOC Limited (the “Company”) dated 4 April 2019 (the “AGM Notice”). As set out in the AGM Notice, the board of directors of the Company (the “Board”) resolved to propose at the AGM the ordinary resolutions contained in the AGM Notice for its shareholders’ consideration and approval.

On 7 May 2019, the Company announced that Mr. Qiu Zhi Zhong has been appointed as an Independent Non-executive Director and a member of the Nomination Committee of the Company with effect from 7 May 2019. Pursuant to Article 101 of the Articles of Association of the Company, Mr. Qiu Zhi Zhong will be eligible for re-election at the AGM respectively. Mr. Qiu Zhi Zhong has been recommended by the Board and has offered himself for re-election.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held on 23 May 2019, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. In addition to the resolutions contained in the AGM Notice, the following ordinary resolution will be considered:

ORDINARY RESOLUTION

“A6.	To re-elect Mr. Qiu Zhi Zhong as an Independent Non-executive Director of the Company:

Qiu Zhi Zhong

Born in 1955, Mr. Qiu obtained a Bachelor of Science degree in Computer Science from New York University and a Bachelor of Engineering degree in Electrical Engineering from Cooper Union for the Advancement of Science and Art in 1983, a Master of Science degree in Electrical Power Engineering from Ohio State University in 1985, and a Master of Business Administration from Harvard Business School in 1990. Mr. Qiu is the Senior Advisor to MacAndrews

& Forbes Incorporated. He also serves as the Honorary Consul of Republic of Rwanda in Hong Kong. From 1991 to 2002, Mr. Qiu served as the Chairman of Greater China Region and a Managing Director of Credit Suisse First Boston. From 2002 to 2006, Mr. Qiu established and served as the Managing Director of Quartz Capital. From 2004 to 2014, he served as the Chairman of the DragonTech Ventures Fund and DragonTech Ventures Management Limited. From 2006 to 2009, he served as the Executive Chairman of China and Vice Chairman of Asia of ABN AMRO Bank N.V., and during this period he also served as the Chairman of ABN AMRO (China) Co. Ltd. and the Chairman of ABN AMRO Leasing (China) Co. Ltd. From 2009 to March 2013, he served as a Managing Director, the Vice Chairman of Asia Pacific and Chairman of Greater China of Barclays Capital. From 2013 to 2016, he served as the Chairman of Meridian Capital (Asia) Limited. In 1994 and 1995, Mr. Qiu was named as one of the world’s “50 Most Wanted in Finance” and “World’s 50 Derivatives Superstars” respectively by the Global Finance magazine. Mr. Qiu was appointed as an independent non-executive director and a member of the Nomination Committee of the Company with effect from 7 May 2019.

APPENDIX I	SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Mr. Qiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Qiu has no interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Qiu has a formal letter of appointment with the Company. Mr. Qiu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax). The emolument of Mr. Qiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Qiu is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor save as disclosed above, are there any other matters to be brought to the attention of the shareholders of the Company.

A7.	To authorise the Board to fix the remuneration of each of the Directors.

A8.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board to fix the remuneration of the independent auditors.”

Save as disclosed above, all resolutions and the notes contained in the AGM Notice will remain to have full force and effect.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 7 May 2019

Registered office:

65th Floor,

Bank of China Tower,

1 Garden Road,

Central,

Hong Kong.

Notes:

1.	Since the form of proxy sent together with the AGM Notice does not contain the proposed resolution for the proposed re-election of Mr. Qiu Zhi Zhong as an Independent Non-executive Director as set out in this supplemental notice, a revised proxy form (the “Revised Proxy Form”) has been prepared and will be enclosed and despatched together with this supplemental notice.

2.	Please refer to the Supplemental Circular for special arrangements about the completion and submission of the Revised Proxy Form.

APPENDIX I	SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

3.	Please refer to the AGM Notice for details of the other ordinary resolutions to be put forward at the AGM, qualification for attending the AGM, closure of the register of members of the Company and other relevant matters.

4.	With respect to resolutions numbered A3 to A6, the Company is exempt from the requirement of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirements that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2018 AGM and anticipates providing similar such notices for each successive year.

As at the date of this notice, the board of directors of the Company comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong